Exhibit 99.1
TELUS International reports third quarter 2021 results, with increased profitability on strong business performance, and reaffirms full-year outlook

Revenue of $556 million, up 30% year-over-year, with solid organic growth and contributions from acquisitions
Continued expansion in profitability, with Adjusted EBITDA of $137 million, up 23% year-over-year, driven by top-line growth, ongoing business and client mix shift, and efficiency gains; Net Income of $23 million and diluted EPS of $0.09
Adjusted diluted EPS of $0.26 was 13% higher year-over-year
Further improvement in leverage ratio with continued strong liquidity
Management reaffirms outlook for robust double-digit growth in 2021 driven by strong, sustained performance
Successful completion of secondary offering of subordinate voting shares, with high demand driving an oversubscribed and upsized transaction

Vancouver, Canada – November 5, 2021 – TELUS International (NYSE and TSX: TIXT), a digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands, today released its results for the third quarter ended September 30, 2021. TELUS International is a subsidiary of TELUS Corporation (TSX: T, NYSE: TU). All figures in this news release, and elsewhere in the TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“In the third quarter of 2021, our TELUS International team continued to win business with both new and existing clients, driving solid organic growth and demonstrating ongoing momentum from our AI-focused acquisitions completed over the past twelve months. Notably, our team’s consistent and determined execution of our long-term strategy builds upon our strong performance in the comparable prior year period, and also reflects impressive sequential growth from our second quarter results. Our deliberate approach of focusing on designing, building and delivering higher value digital services, as well as leveraging our significant expertise in content moderation and AI services on behalf of our marquee technology and games clients, has helped fuel our profitable growth,” said Jeff Puritt, President and CEO of TELUS International. “In the third quarter, our global sales team continued building on the momentum we generated in the first half of the year, winning new clients and expanding the scope of our engagements with existing clients with multi-year and multi-million dollar contracts. We welcomed Barclays, a leading global financial institution, as one of the first clients in our new North Charleston, South Carolina location, which we opened in August, and have since broadened our relationship with new program expansion for this client in the third quarter. The team also added to our extensive list of games clients with one of the most rapidly growing games companies in the world. We secured new business with one of the world’s fastest growing start-ups focused on event technology, a large North American financial institution, and an innovative consumer electronics company.”

Jeff continued, “Importantly, to provide the top global brands we support with the right balance of tech, as well as authentic and empathetic human interaction, we hired over 2,300 net new team members during the quarter, despite continuing to operate in a challenging labour market. Our unique caring culture is the bedrock of our success, enabling TELUS International to attract, engage and retain top global talent. Without a doubt, our team is the driving force behind our ability to anticipate and meet our clients’ need for more complex end-to-end digital transformation services and the accelerated adoption of next-gen digital customer experience solutions across all sectors of the global economy. As a testament to our team’s efforts, TELUS International was named one of Fast Company’s Best Workplaces for Innovators International for 2021. This prestigious ranking recognizes top companies globally that are successfully fostering cultures of innovation and empowering employees at all levels to improve processes, create new products, and invent new ways of doing business.”

Vanessa Kanu, CFO said, “With 30% year-over-year revenue growth in the third quarter, TELUS International delivered solid gains in our organic business along with contributions from prior acquisitions. We were also able to generate strong revenue growth while achieving leading Adjusted EBITDA margins. We had meaningful growth in profitability in the third quarter, growing our Adjusted EBITDA by 23% year-over-year, with ongoing business and client mix shift, helped by efficiency gains in our own operations. Our Adjusted diluted EPS was $0.26 in the third quarter, up 13% year-over-year. TELUS International continues to have a good level of liquidity, low borrowing costs, with an improving leverage ratio, which allows us to consider high-impact, thoughtful growth opportunities within our comprehensive acquisition pipeline.”

“Our business is successfully keeping up with client demand and our momentum remains positive for us to reaffirm our outlook for the full year, with strong double-digit growth in 2021,” continued Vanessa. “As a new public company, we continue to raise our profile in the financial markets. Our recent successful secondary offering of subordinate voting shares, primarily from Baring Private Equity Asia, was the first such transaction since our initial public offering, generating significant institutional investor interest and resulting in an offering that was oversubscribed and upsized. We are very happy to welcome some new long-term investors in TELUS International.”

Provided below are financial and operating highlights that include certain non-GAAP measures. Reconciliations to GAAP measures under IFRS are provided at the end of this news release.
Q3 2021 vs. Q3 2020 highlights
▪Revenue of $556 million, up 30%, with organic business growth of $58 million or 14%, which was driven by growth in services provided to existing clients as well as new clients, and growth from prior acquisitions of $71 million or 16%, which was primarily attributable to our AI-focused acquisitions (rebranded as TELUS International AI Data Solutions). Organic revenue growth included a favourable foreign currency impact of less than 1%, predominantly driven by the Euro to the U.S. dollar rate.
▪Net income of $23 million and Diluted EPS of $0.09, compared with $28 million and $0.12 in the prior year, respectively. Net income margin was 4.1%. Net income and Diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted net income, which excludes the impact of these items, was 32% higher year-over-year at $70 million in the third quarter of 2021.
▪Adjusted EBITDA of $137 million, up 23%, and Adjusted EBITDA margin of 24.6%, primarily driven by the revenue growth noted above, client mix shift and efficiencies. Adjusted diluted EPS was $0.26, up 13% year-over-year.
▪Free Cash Flow of $63 million, with $86 million in cash provided by operating activities and a double-digit free cash flow yield as a percentage of revenue, generated on growth in revenue and expanded profitability.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement of 2.2x, further improved from 2.3x as of June 30, 2021, inclusive of Playment acquisition-related outflows in the third quarter.
▪Team member count was 58,527 as of September 30, 2021, an increase of 21% year-over-year, reflecting growth across several geographies to meet increased client demand and business expansion.
YTD Q3 2021 vs. YTD Q3 2020 highlights
▪Revenue of $1,594 million, up 40%, with organic growth of $201 million or 18%, which was driven by growth in services provided to existing clients and revenue from new clients, while growth from prior acquisitions was $253 million or 22%. Organic revenue growth included a favourable foreign currency impact of approximately 3%, predominantly driven by the Euro to the U.S. dollar rate.
▪Net income of $42 million and Diluted EPS of $0.16, compared with $82 million and $0.37 in the prior year, respectively. Net income margin was 2.6%. Net income and Diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted net income, which excludes the impact of these items, was 104% higher year-over-year at $192 million for the current period.
▪Adjusted EBITDA of $397 million, up 51% year-over-year, and Adjusted EBITDA margin of 24.9%. Adjusted diluted EPS was $0.72, up 71% year-over-year.

▪Free Cash Flow of $152 million, up 28%, with $218 million in cash provided by operating activities driven by growth in revenue and expanded profitability.

For a discussion of our third quarter 2021 results of operations, see management’s discussion and analysis of results of operations and financial condition and financial statements and notes on SEDAR and on Form 6-K on EDGAR with the SEC. Please visit telusinternational.com/investors for additional information.
Outlook
Management has reaffirmed the full-year outlook for 2021.

	Full-Year 2020 Reported	Full-Year 2021 Outlook	Implied growth
Revenue (millions)	$1,582	$2,170 to 2,210	37% to 40%
Adjusted EBITDA (millions)	$391	$530 to 540	36% to 38%
Adjusted diluted EPS	$0.71	$0.92 to 0.97	30% to 37%

Q3 2021 investor call
TELUS International will host a conference call today, November 5, 2021 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the third quarter 2021 results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.
Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented later in this release. We report certain non-GAAP measures used in the management analysis of our performance, but these generally do not have a standardized meaning and may not be comparable with similar measures presented by other issuers. For more information on the use of the non-GAAP measures, please see our third quarter 2021 management’s discussion and analysis of results of operations and financial condition and financial statements and notes, on SEDAR and on Form 6-K on EDGAR with the SEC.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our financial outlook for the full year 2021 results, our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, results of operations and financial condition. We caution the reader that information provided in this news release regarding our financial outlook for full year 2021 results is provided in order to give context to the nature of some of the company’s future plans and may not be appropriate for other purposes. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "seek", "should", "target", "will", "would" and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control.

Specifically, we made several assumptions underlying our financial outlook for the full year 2021 results, including key assumptions in relation to: our ability to execute our growth strategy, including by retaining and expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to integrate, and realize the benefits of our acquisitions; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of the COVID-19 pandemic on our business, financial condition, financial performance and liquidity. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:
▪We face intense competition from companies that offer services similar to ours.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes.
▪If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
▪Our business and financial results could be adversely affected by economic and geopolitical conditions and the effects of these conditions on our clients’ businesses and demand for our services.
▪Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense.
▪Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic.
▪Our business would be adversely affected if individuals providing data annotation services through the crowdsourcing solutions we provide were classified as employees and not as independent contractors.
▪We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.
▪Cyber-attacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of our clients or their end customers could have a negative impact on our reputation and client confidence.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
▪Our ability to meet the expectations of clients of our content moderation services may be adversely impacted due to factors beyond our control and our content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work.
▪Our content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪The dual-class structure that is contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS Corporation.
▪TELUS Corporation will, for the foreseeable future, control the direction of our business.

These risk factors are also listed and fully described in our "Risk Factors" section of the Annual Report for the year ended December 31, 2020, available on SEDAR and on Form 20-F on EDGAR with the SEC.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income (Loss)
(unaudited)

	Three months		Nine months
Periods ended September 30 (US$, in millions except earnings per share)	2021	2020	2021	2020
REVENUE	$556	$427	$1,594	$1,140

OPERATING EXPENSES
Salaries and benefits	309	249	890	688
Goods and services purchased	110	67	307	189
Share-based compensation	21	5	66	17
Acquisition, integration and other	6	8	18	34
Depreciation	29	25	85	72
Amortization of intangible assets	34	23	106	60
	509	377	1,472	1,060

OPERATING INCOME	47	50	122	80

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	—	—	—	(74)
Interest expense	10	10	36	35
Foreign exchange (gain) loss	(1)	(1)	1	2
INCOME BEFORE INCOME TAXES	38	41	85	117
Income tax expense	15	13	43	35
NET INCOME	23	28	42	82

EARNINGS PER SHARE
Basic	$0.09	$0.12	$0.16	$0.37
Diluted	$0.09	$0.12	$0.16	$0.37

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	266	228	263	222
Diluted	269	230	265	223

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position

As at (US$ millions)	September 30, 2021 (unaudited)	December 31, 2020 (audited)
ASSETS
Current assets
Cash and cash equivalents	$130	$153
Accounts receivable	397	303
Due from affiliated companies	52	49
Income and other taxes receivable	11	18
Prepaid expenses	37	23
Current derivative assets	1	2
	628	548
Non-current assets
Property, plant and equipment, net	394	362
Intangible assets, net	1,171	1,294
Goodwill	1,455	1,487
Deferred income taxes	24	7
Other long-term assets	28	34
	3,072	3,184
Total assets	3,700	$3,732

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$359	$254
Due to affiliated companies	59	31
Income and other taxes payable	80	101
Advance billings and customer deposits	4	8
Current portion of provisions	3	17
Current maturities of long-term debt	96	92
Current portion of derivative liabilities	7	1
	608	504
Non-current liabilities
Provisions	17	20
Long-term debt	1,080	1,674
Derivative liabilities	25	57
Deferred income taxes	338	353
Other long-term liabilities	5	13
	1,465	2,117
Total liabilities	2,073	2,621

Owners’ equity	1,627	1,111
Total liabilities and owners’ equity	$3,700	$3,732

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months		Nine months
Periods ended September 30 (US$ millions)	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income	$23	$28	$42	$82
Adjustments:
Depreciation and amortization	63	48	191	132
Interest expense	10	10	36	35
Income tax expense	15	13	43	35
Share-based compensation	21	5	66	17
Changes in business combination-related provisions	—	—	—	(74)
Change in market value of derivatives and other	(1)	—	(6)	6
Net change in non-cash operating working capital	(11)	2	(29)	13
Share-based compensation payments	(13)	(8)	(30)	(8)
Interest paid	(5)	(7)	(21)	(23)
Income taxes paid, net	(16)	(7)	(74)	(47)
Cash provided by operating activities	86	84	218	168
INVESTING ACTIVITIES
Cash payments for capital assets	(29)	(21)	(67)	(39)
Cash payments for acquisitions, net of cash acquired	(11)	—	(11)	(805)
Payment to acquire non-controlling interest in subsidiary	—	—	—	(50)
Cash used in investing activities	(40)	(21)	(78)	(894)
FINANCING ACTIVITIES
Shares issued	1	—	526	359
Share issuance costs	(2)	—	(34)	—
Taxes paid related to net share settlement of equity awards	(3)	—	(3)	—
Proceeds from short-term borrowings, net	—	11	—	11
Repayment of long-term debt	(69)	(67)	(688)	(726)
Proceeds from long-term debt	39	—	39	1,145
Cash (used in) provided by financing activities	(34)	(56)	(160)	789
Effect of exchange rate changes on cash and cash equivalents	(1)	(3)	(3)	(4)
CASH POSITION
Increase (decrease) increase in cash and cash equivalents	11	4	(23)	59
Cash and cash equivalents, beginning of period	119	135	153	80
Cash and cash equivalents, end of period	$130	$139	$130	$139

Non-GAAP reconciliations

(unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,
(US$, in millions except per share amounts)	2021	2020	2021	2020
Net income	$23	$28	$42	$82
Add back (deduct):
Changes in business combination-related provisions	—	—	—	(74)
Acquisition, integration and other	6	8	18	34
Share-based compensation	21	5	66	17
Foreign exchange (gain) loss	(1)	(1)	1	2
Amortization of purchased intangible assets	32	20	99	53
Tax effect of the adjustments above	(11)	(7)	(34)	(20)
TI Adjusted Net Income	$70	$53	$192	$94
TI Adjusted Basic Earnings Per Share	$0.26	$0.23	$0.73	$0.42
TI Adjusted Diluted Earnings Per Share	$0.26	$0.23	$0.72	$0.42

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ millions) (unaudited)	2021	2020	2021	2020
Net income	$23	$28	$42	$82
Add back (deduct):
Changes in business combination-related provisions	—	—	—	(74)
Acquisition, integration and other	6	8	18	34
Share-based compensation	21	5	66	17
Foreign exchange (gain) loss	(1)	(1)	1	2
Depreciation and amortization	63	48	191	132
Interest expense	10	10	36	35
Income taxes	15	13	43	35
TI Adjusted EBITDA	$137	$111	$397	$263

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ millions) (unaudited)	2021	2020	2021	2020
Cash provided by operating activities	$86	$84	$218	$168
Less: capital expenditures	(23)	(20)	(66)	(49)
TI Free Cash Flow	$63	$64	$152	$119

As at (US$, in millions except for ratio) (unaudited)	September 30, 2021	December 31, 2020

Outstanding credit facility	$970	$1,568
Contingent facility utilization	8	7
Net derivative	31	56
Cash balance[1]	(100)	(100)
Net Debt as per credit agreement	$909	$1,531
TI Adjusted EBITDA (trailing 12 months)	$525	$391
Adjustments required as per credit agreement	$(115)	$(20)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.2	4.1
1Maximum cash balance of $100 million is used in accordance with the credit agreement, actual cash balance as of September 30, 2021 and December 31, 2020 was $130 million and $153 million, respectively.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. The company is building stronger communities and helping those in need through large-scale volunteer events that have positively impacted the lives of more than 150,000 citizens around the world and through its five TELUS International Community Boards that have provided $4 million in funding to grassroots charitable organizations since 2015. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com